SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 11)*

Western Refining, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

959319104
(CUSIP Number)

Paul L. Foster

123 W. Mills Avenue, Suite 200
El Paso, Texas 79901

(915) 534-1400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319104

1	NAME OF REPORTING PERSONS Franklin Mountain Investments Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,129,581
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,129,581
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,129,581[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Of the shares indicated as beneficially owned by Franklin Mountain Investments Limited Partnership (“FMILP”), FMILP has shared voting and shared dispositive power over all of the shares. Paul L. Foster is the sole shareholder and President of Franklin Mountain G.P, LLC, (“FMGP”) the General Partner of FMILP, and as such, Paul L. Foster may be deemed to have voting and dispositive power over all of the shares.

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This Amendment No. 11 (the “Amendment”) constitutes the eleventh amendment to the Schedule 13D originally filed by FMILP (the “Reporting Person”), with the Securities and Exchange Commission on August 3, 2007, (as amended through the date hereof, the “Schedule 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Western Refining, Inc. (the “Issuer”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following:

On November 16, 2016, the Issuer entered into an Agreement and Plan of Merger with Tesoro Corporation, a Delaware corporation (“Parent”), Tahoe Merger Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub 1”), and Tahoe Merger Sub 2, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub 2”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, (i) Merger Sub 1 will be merged with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”), and (ii) in certain circumstances, the merger of the Issuer with and into Merger Sub 2, with Merger Sub 2 surviving as a wholly owned subsidiary of Parent (together with the Merger, the “Mergers”).

Pursuant to the Merger Agreement, at the effective time of the Merger, and as a result of the Merger, each outstanding share of Common Stock (other than shares of Common Stock held by Parent, Merger Sub 1, Merger Sub 2, the Company or any of their respective direct or indirect subsidiaries) will be converted into the right to receive, at the holder’s election, either (a) 0.4350 shares of Parent common stock or (b) an amount in cash equal to $37.30 per share (the “Merger Consideration”), subject to proration to the extent holders of Common Stock elect to receive cash in respect of more than 10,843,042 shares of Common Stock. A copy of the Merger Agreement is attached hereto as Exhibit (b)(i) and is incorporated herein by reference. The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Concurrent with and as a condition to Parent entering into the Merger Agreement, the Reporting Person (and/or one or more of its affiliates) entered into a Voting and Support Agreement with Parent (the “Voting Agreement”), with respect to all shares of Common Stock beneficially owned by it as set forth in the Voting Agreement, and any additional shares of Common Stock and any other voting securities of the Issuer which he may acquire record and/or beneficial ownership of after the date of the Voting Agreement (collectively, the “Voting Agreement Shares”).

Under the Voting Agreement, the Reporting Person agreed to take the following actions, among others, during the term of the Voting Agreement: (1) vote all Voting Agreement Shares in favor of the Mergers and in favor of any related proposal in furtherance thereof; (2) vote all Voting Agreement Shares in favor of any proposal to adjourn or postpone a meeting of the Issuer’s stockholders to a later date if there are insufficient votes to adopt the Merger Agreement; (3) vote the Voting Agreement Shares against any alternative transaction; and (4) vote against any other actions that would impede, prevent , delay or otherwise adversely affect the Mergers. Under the Voting Agreement, the Reporting Person granted to Parent (and its designees) an irrevocable proxy to vote its Voting Agreement Shares as provided above. The Voting Agreement, including the irrevocable proxies granted thereunder, will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the consummation of the Merger.

A copy of the Voting Agreement is attached hereto as Exhibit (b)(ii) and is incorporated herein by reference. The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by inserting the following:

3

As a result of the Voting Agreement, the Reporting Person has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Voting Agreement Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to Items 4 and 5 above are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit (b) to the Schedule 13D is hereby replaced with the following:

Exhibit (b)(i)	Agreement and Plan of Merger, dated November 16, 2016, among Tesoro Corporation, Tahoe Merger Sub 1, Inc., Tahoe Merger Sub 2, LLC, and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 17, 2016).

Exhibit (b)(ii)	Voting Agreement dated November 16, 2016 between Tesoro Corporation, the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on November 17, 2016).

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Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2016

Franklin Mountain Investments Limited Partnership By: Franklin Mountain G.P., LLC, General Partner
By:	/s/ Paul Foster
Name: Paul L. Foster
Title: President

EXHIBIT INDEX

Agreement and Plan of Merger, dated November 16, 2016, among Tesoro Corporation, Tahoe Merger Sub 1, Inc., Tahoe Merger Sub 2, LLC, and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 17, 2016).

Voting Agreement dated November 16, 2016 between Tesoro Corporation, the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on November 17, 2016).